UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001-93

Corporate Registry ID (NIRE): 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. ("Company") (BOVESPA: CPFE3, NYSE: CPL) informs its shareholders and the market that, at its meeting on October 27, 2010, the Board of Directors approved the hiring of Banco do Brasil S.A. ("Banco do Brasil") as the registrar bank for its shares and the shares of its subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), (“CPFL Serviços”) and CPFL Jaguariúna S.A. (“CPFL Jaguariúna”).

Service to shareholders will continue to be provided by Banco Bradesco S.A. until December 31, 2010, and from January 01, 2011, the shareholder services will be provided in all branches of the Banco do Brasil located in the country.

Shareholders will receive correspondence from the Banco do Brasil communicating the registration of shares on their behalf, transferred to the custody of that institution, which does not entail any modification of their rights.

To receive any payouts, only those stockholders whose shares are under the custody of the registrar bank should appear at a branch of the Banco do Brasil and speak with the manager, in order to sign the receipt option, which indicates the bank, current account and bank agency for depositing the credits, and to become cognizant of the conditions of the type of credit involved (DOC/TED/CASH).

Stockholders with shares already held in custody by the Companhia Brasileira de Liquidação e Custódia (“CBLC”) shall continue to be serviced normally by their respective custodial agents (Stock Brokerages or Custodial Institutions).

Holders of bearer shares issued by CPFL Paulista, also from January 1, 2011, should go to any Banco do Brasil branch bearing an original ID card, individual taxpayer’s ID (CPF), proof of residence, income, bank account and the relevant certificates and/or vouchers, to be converted to the nominative form of CPFL Energia's shares and registered in the Company's Stock Registration System for subsequent receipt of rights.

São Paulo, November 08, 2010.

CPFL Energia S.A.

Wilson P. Ferreira Junior

Chief Executive Officer and Chief Financial

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.